LION LAND BERHAD (415-D)
A Member of The Lion Group

3 May 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

02042163

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Land Berhad

We enclose herewith a copy of the General Announcement dated 2 May 2002, Re: Lion Land Berhad, Lion Corporation Berhad and Amsteel Corporation Berhad (collectively, "the Companies") - Proposed Group Wide Restructuring Scheme ("Proposed GWRS") for filing pursuant to exemption No. 82-3342 granted to Lion Land Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION LAND BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

dw 6/26

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to LLB on 02-05-2002 06:15:28 PM
Reference No LL-020502-85541

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Lion Land Berhad**
* Stock name	:	**LIONLND**
* Stock code	:	**4235**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
LION LAND BERHAD
LION CORPORATION BERHAD AND
AMSTEEL CORPORATION BERHAD
(collectively, "the Companies")
-PROPOSED GROUP WIDE RESTRUCTURING SCHEME ("Proposed GWRS")

* **Contents :-**

We refer to the announcements by the Companies on 5 July 2000, 19 October 2000, 8 October 2001, 4 March 2002 and 26 March 2002 in relation to the Proposed GWRS.

We wish to announce that the High Court has on 2 May 2002 granted an order for the Companies and certain of their subsidiaries ("Scheme Companies") to convene meetings within a period of six months from 2 May 2002 for the purpose of approving the scheme of compromise and arrangement proposed to be made between each of the Scheme Companies and their respective non-financial institution and/or trade creditors ("Non-FI Creditors") for the settlement of the debts owing to the Non-FI Creditors to facilitate the implementation of the Proposed GWRS pursuant to Section 176 subsection (1) of the Companies Act, 1965.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION LAND BERHAD (415-D)

Secretary

2 MAY 2002